Exhibit 99.1

PRESS RELEASE

TESMA ANNOUNCES THIRD QUARTER
AND YEAR-TO-DATE RESULTS

November 3, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, today reported financial results for the three and nine-month periods ended September 30, 2003.

	Three months Ended September 30		Nine months Ended September 30
(U.S. dollars in millions except per share and share figures)
	2003	2002	2003	2002
Sales	$ 254.3	$ 224.6	$ 800.5	$ 678.1
Income before income taxes	$ 21.8	$ 18.2	$ 77.5	$ 67.1
Net income	$ 16.2	$ 14.0	$ 53.8	$ 46.2
Operating cash flow	$ 30.5	$ 34.3	$ 99.1	$ 88.9
Diluted earnings per share	$ 0.50	$ 0.44	$ 1.66	$ 1.51
Weighted average number of shares outstanding on a diluted basis (in millions)	32.6	32.1	32.5	30.6

Third Quarter Operating Highlights

For the third quarter, sales increased by 13% to $254.3 million compared to $224.6 million for the same period a year ago. Excluding the impact of strong gains by the Canadian dollar, euro and Korean won relative to the U.S. dollar during the period compared to last year, our production sales grew by approximately 2% during a period in which North American vehicle production volumes declined by 5%. This growth reflects continued year-over-year increases in our content per vehicle in both North America and Europe, by 15% and 8% to $42.80 and 17.45, respectively, as new programs continue to launch and volumes ramp up.

Our strong sales resulted in net income growth of 16% in the quarter (2% growth net of foreign exchange increases) to $16.3 million compared to $14.1 million a year ago. Similarly, diluted earnings per share increased by 14% to $0.50 from $0.44. Net income for the third quarter of both the current and the prior year reflects the positive impact of tax recoveries which contributed $0.06 to diluted earnings per share in each period.

"We are pleased with our third quarter and nine month results," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "Lower vehicle production volumes in North America continue to present a challenge to all suppliers; the fact that Tesma is able to continue to grow in this environment is a testament to the successful efforts of our people and our products. Our growth continues to be driven by increased content per vehicle in both of our major markets as we continue to launch an increasing number of complex modules and systems, including our latest integrated engine front cover module for GM and the new fuel filler pipe for Ford's C1 program. Our strong emphasis on the design, testing and manufacturing of value-added, highly-engineered and proprietary products, supported by our skilled and motivated workforce, keeps us well positioned to capitalize on current and future opportunities across our global customer base."

A more detailed discussion of our consolidated results for the quarter and year-to-date periods ended September 30, 2003 is contained in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Dividends

Today, our Board of Directors declared a dividend in respect of the quarter ended September 30, 2003 of Cdn $0.16 per share on our Class A Subordinate Voting and Class B Shares, payable on or after December 15, 2003 to shareholders of record on November 28, 2003. As communicated in previous quarters, we continue to declare and pay quarterly dividends in Canadian dollars recognizing that the majority of our shares are currently held by Canadian resident investors and that our Class A Subordinate Voting Shares trade predominantly on The Toronto Stock Exchange.

Outlook

For the fourth quarter, we anticipate that production volumes in North America will be flat compared to the prior year at approximately 3.9 million units, while in Europe, we expect production will approximate 3.7 million units, down over 11% compared to the prior year. As a result, we expect 2003 full year production volumes will be 15.9 million units in North America and 16.0 million in Europe. Despite these forecasts, we expect to experience overall sales growth approximating 18% for our fiscal year ending December 31, 2003, based on our anticipated tooling and other automotive sales, our improving content per vehicle levels and the impact of foreign exchange at the current rates in effect.

Tesma employs over 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and four focused tooling, design and R&D centres in each of our Engine, Transmission and Fuel Technologies groups.

Tesma will hold a conference call to discuss its third quarter fiscal 2003 results on November 4, 2003 at 1:30 p.m. EST. The numbers for this call are 416-640-4127 (local/overseas) or 1-800-814-4853 (North America), with call-in required ten minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on November 18, 2003. The numbers for the replay are 416-640-1917, reference number 210165291 (local/overseas) or 1-877-289-8525, reference number 210165291 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30-day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include the items listed in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto. In addition, for a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We specifically note that the evaluation of the viability of the operations of our Eralmetall die-casting facility (completion of which is pending the final resolution of certain ongoing initiatives) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands)
As at	September 30 2003	December 31 2002
	(unaudited)	(audited)
		(restated - see Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$ 196,678	$ 135,080
Accounts receivable (Note 5)	184,041	146,192
Income taxes recoverable	90,391	74,924
Inventories	1,231	-
Current future tax assets	821	190
Prepaid expenses and other	9,129	8,208
	482,291	364,594
Capital assets (Note 5)	287,821	273,105
Goodwill (Note 2)	13,826	13,609
Other assets	3,960	5,014
Future tax assets	2,073	450
	$ 789,971	$ 656,772

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$ 48,235	$ 46,086
Accounts payable (Note 5)	80,643	77,574
Accrued salaries and wages (Note 3)	30,442	21,015
Other accrued liabilities (Note 5)	33,244	24,156
Dividends payable	-	3,251
Income taxes payable	-	9,578
Current future taxes payable	2,008	656
Long-term debt due within one year	3,509	1,799
	198,081	184,115
Long-term debt	57,710	47,565
Future tax liabilities	25,471	14,844

SHAREHOLDERS' EQUITY
Class A Subordinate Voting Shares, authorized: unlimited (Note 3) (issued: 18,130,429; December 31, 2002 - 18,110,429)	$ 198,054	$ 197,701
Class B Shares, authorized: unlimited (Note 3) (issued: 14,223,900; December 31, 2002 - 14,223,900)	1,894	1,894
Retained earnings	269,499	225,678
Currency translation adjustment	39,262	(15,025)
	508,709	410,248
	$ 789,971	$ 656,772
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (U.S. dollars in thousands, except share and per share figures) (unaudited)
	THREE MONTHS ENDED September 30		NINE MONTHS ENDED September 30
	2003	2002	2003	2002

Sales (Note 5)	$ 254,317	$ 224,559	$ 800,536	$ 678,079
Cost of goods sold (Note 5)	201,074	178,010	628,913	528,184
Selling, general and administrative expenses (Notes 5 and 6)	16,173	15,368	48,709	43,941
Depreciation and amortization	12,565	9,954	36,630	29,321
Affiliation and social fees (Note 5)	2,818	2,548	9,026	7,785
Interest, net (Note 5)	(140)	465	(216)	1,761
Income before income taxes	21,827	18,214	77,474	67,087
Income taxes	5,555	4,162	23,627	20,858
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	16,272	14,052	53,847	46,229
Retained earnings, beginning of period	257,018	208,370	225,678	182,150
Dividends on Class A Subordinate Voting Shares and Class B Shares	(3,791)	(3,276)	(10,026)	(9,233)
Retained earnings, end of period	$ 269,499	$ 219,146	$ 269,499	$ 219,146
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted	$0.50 $0.50	$0.44 $0.44	$1.66 $1.66	$1.53 $1.51
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted	32.3 32.6	31.7 32.1	32.3 32.5	30.2 30.6
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOW (U.S. dollars in thousands) (unaudited)
	THREE MONTHS ENDED September 30		NINE MONTHS ENDED September 30
	2003	2002	2003	2002

CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES
Net income	$ 16,272	$ 14,052	$ 53,847	$ 46,229
Items not involving current cash flows	14,166	20,270	45,245	42,720
	30,438	34,322	99,092	88,949
Net changes in non-cash working capital	(6,801)	(26,937)	(31,014)	(24,690)
	23,637	7,385	68,078	64,259

INVESTING ACTIVITIES
Capital asset additions	(10,680)	(11,805)	(43,856)	(48,245)
Proceeds on disposal of capital and other assets (Note 5)	384	1,202	27,006	1,667
Decrease (increase) in other assets	47	245	148	(1,304)
Increased investment in subsidiaries (Note 2)	-	-	-	(500)
	(10,249)	(10,358)	(16,702)	(48,382)

FINANCING ACTIVITIES
Dividends paid on Class A Subordinate Voting Shares and Class B Shares	(3,791)	(2,984)	(13,326)	(8,896)
Increase (decrease) in bank indebtedness	(1,122)	6,588	(3,480)	13,191
Proceeds from long-term debt	(1,180)	(1,085)	(1,814)	(2,731)
Repayments of long-term debt	3,291	-	6,768	-
Issuance of Class A Subordinate Voting Shares	190	62,078	353	63,253
	(2,612)	64,597	(11,499)	64,817
Effect of exchange rate changes on cash and cash equivalents	(162)	(1,820)	21,721	603
Net increase in cash and cash equivalents during the period	10,614	59,804	61,598	81,297
Cash and cash equivalents, beginning of period	186,064	49,944	135,080	28,451
Cash and cash equivalents, end of period	$ 196,678	$ 109,748	$ 196,678	$ 109,748
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Change

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Report to Shareholders except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective January 1, 2003. In accordance with Canadian generally accepted accounting principles (under EIC-130), the Company is required to restate all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Utilizing this method, the comparative consolidated statements of income and cash flows for the three and nine-month period ended September 30, 2002 were translated into U.S. dollars using an average rate for the period of Cdn $1.5631 and Cdn $1.5697 per U.S. $1.00, respectively, and the comparative consolidated balance sheet at December 31, 2002 was translated using the prevailing rate at December 31, 2002 of Cdn $1.5684 per U.S. $1.00.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in the Company's 2002 Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at September 30, 2003 and the results of operations and cash flows for the three and nine-month periods ended September 30, 2003 and 2002.

2.    Business Acquisitions

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $2.6 million in respect of the five-year period commencing February 1, 1998 if Sterling Heights achieved certain predetermined levels of earnings. The Company has recognized the full $2.6 million in additional purchase consideration to December 31, 2002 as earnings have exceeded the predetermined levels in each of the five years. During the comparative nine-month period ended September 30, 2002, $0.5 million was paid out and recorded as additional goodwill under these provisions.

3.    Capital Stock

(a) Class A Subordinate Voting Shares and Class B Shares

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
(U.S. dollars in thousands, except shares)	Number of Shares	Stated Value	Number of Shares	Stated Value

Balance, December 31, 2002	18,110,429	$197,701	14,223,900	$1,894
Exercise of incentive stock options	20,000	353	-	-
Balance, September 30, 2003	18,130,429	$198,054	14,223,900	$1,894

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price

Balance, December 31, 2002	1,249,850	$10.50 - $31.74	$23.96
Granted	275,000	$28.80	$28.80
Exercised	(20,000)	$17.25 - $26.00	$23.94
Expired	(11,500)	$19.00 - $26.00	$25.09
Balance, September 30, 2003	1,493,350	$10.50 - $31.74	$24.84
Exercisable at September 30, 2003	999,550	$10.50 - $31.74	$23.37

The Company measures compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by the appropriate standard under Canadian generally accepted accounting principles. When stock options are issued to non-employees or to directors for services provided outside of their role as directors, compensation expense is recorded.

As required under this standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. As prescribed in the applicable standard, the recommendations could be applied on initial adoption to awards granted on or after the date of adoption and accordingly, the Company has estimated the fair value of all options granted after August 1, 2002 using the following weighted average assumptions:

Options Granted	August 2003	August 2002
Risk free interest rate	4.0%	4.5%
Expected dividend yield	2.2%	2.0%
Expected volatility	24.5%	24.2%
Expected life of options (years)	5	5

The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of providing proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate

Voting Share or Class B Share for the three and nine-month periods (after valuing all stock options issued on or after the date of adoption) would have been as follows:

	Three months ended		Nine months ended
	Sept 2003	Sept 2002	Sept 2003	Sept 2002
(U.S. dollars in thousands, except per share figures)

Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$ 15,832	$ 14,005	$ 53,381	$ 46,182
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$ 0.49	$ 0.44	$ 1.65	$ 1.53
Diluted	$ 0.49	$ 0.44	$ 1.64	$ 1.51

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at September 30, 2003 were exercised:

Number of Shares

Class A Subordinate Voting Shares outstanding at June 30, 2003	18,130,429
Class B Shares outstanding at June 30, 2003	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,493,350
33,847,679

The maximum number of shares reserved to be issued for stock options is 4,000,000 Class A Subordinate Voting Shares, of which 746,500 are reserved and unoptioned as at September 30, 2003. Effective March 24, 2003, the Company's Board of Directors approved an increase in the maximum number of shares reserved to be issued for stock options from 3,000,000 to 4,000,000 Class A Subordinate Voting Shares. All regulatory and other approvals required for this increase have been received, including approval by the shareholders of the Company at the annual and special meeting of shareholders that was held on May 6, 2003.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's shares.

During the nine-month period ended September 30, 2003, $0.2 million (September 30, 2002 - $0.1 million) was recorded as compensation expense (including the revaluation of the DSUs to their fair values at the period end) and no amounts were paid out under this plan. At September 30, 2003, there were 26,856 DSUs (December 31, 2002 - 19,551) having a total value of $0.6 million (December 31, 2002 - $0.3 million) that were issued and outstanding.

4.    Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the December 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosure:

Three months ended:
September 30, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$198,124	$54,818	$6,871	$259,813
Intersegment sales	4,951	519	26	5,496
Sales to external customers	$193,173	$54,299	$6,845	$254,317
Depreciation and amortization	$9,676	$1,981	$908	$12,565
Interest, net	$(766)	$259	$367	$(140)
Income before income taxes	$21,622	$2,042	$(1,837)	$21,827
Capital assets, net	$197,426	$56,660	$33,735	$287,821
Capital asset additions	$8,147	$1,705	$828	$10,680
Goodwill, at carrying value	$13,127	$699	$-	$13,826
September 30, 2002
Total Sales	$173,025	$46,974	$9,197	$229,196
Intersegment sales	4,136	501	-	4,637
Sales to external customers	$168,889	$46,473	$9,197	$224,559
Depreciation and amortization	$7,750	$1,470	$734	$9,954
Interest, net	$(68)	$143	$390	$465
Income before income taxes	$18,451	$(357)	$120	$18,214
Capital assets, net	$190,763	$55,871	$23,690	$270,324
Capital asset additions	$8,124	$2,260	$1,421	$11,805
Goodwill, at carrying value	$12,489	$600	$-	$13,089
June 30, 2002
Total Sales	$190,174	$46,142	$8,655	$244,971
Intersegment sales	2,315	344	-	2,659
Sales to external customers	$187,859	$45,798	$8,655	$242,312
Depreciation and amortization	$7,415	$1,882	$725	$10,022
Interest, net	$249	$179	$196	$624
Income before income taxes	$25,204	$2,148	$706	$28,058
Capital assets, net	$199,617	$56,210	$23,996	$279,823
Capital asset additions	$10,768	$4,558	$603	$15,929
Goodwill, at carrying value	$12,519	$896	$-	$13,415

Nine months ended:
September 30, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$622,957	$174,537	$20,103	$817,597
Intersegment sales	14,945	2,003	113	17,061
Sales to external customers	$608,012	$172,534	$19,990	$800,536
Depreciation and amortization	$28,093	$5,859	$2,678	$36,630
Interest, net	$(2,027)	$866	$945	$(216)
Income before income taxes	$70,764	$10,164	$(3,454)	$77,474
Capital assets, net	$197,426	$56,660	$33,735	$287,821
Capital asset additions	$26,563	$8,571	$8,722	$43,856
Goodwill, at carrying value	$13,127	$699	$-	$13,826
September 30, 2002
Total Sales	$532,282	$130,478	$25,217	$687,977
Intersegment sales	8,693	1,205	-	9,898
Sales to external customers	$523,589	$129,273	$25,217	$678,079
Depreciation and amortization	$22,142	$5,043	$2,136	$29,321
Interest, net	$547	$375	$839	$1,761
Income before income taxes	$60,421	$5,319	$1,347	$67,087
Capital assets, net	$190,763	$55,871	$23,690	$270,324
Capital asset additions	$34,292	$11,634	$2,319	$48,245
Goodwill, at carrying value	$12,489	$600	$-	$13,089

5.    Related Party Transactions

The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, other companies under Magna's control, and other related companies as follows:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
(U.S. dollars in thousands)

Sales [i]	$1,501	$2,362	$5,606	$9,321
Purchases of materials [i]	$288	$682	$4,101	$3,701
Facility rentals [ii]	$793	$200	$2,151	$617
Affiliation fee [iii]	$2,502	$2,255	$7,868	$6,781
Social fee [iv]	$316	$294	$1,158	$1,005
Other specific charges [v]	$400	$316	$1,304	$1,735
Interest (net)	$-	$8	$4	$17

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	September 30, 2003	December 31, 2002
[U.S. dollars in thousands]
Accounts receivable [i]	$ 1,818	$ 988
Accounts payable and other accrued liabilities [i]	$ 1,949	$ 3,110

[i] Sales to, and purchases from, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

[ii] Rental payments to MI Developments Inc. (MID), a wholly-owned subsidiary of Magna up to August 29, 2003 (see Note 5 [vi] (a)), are paid under lease agreements entered into at prevailing market rates.

[iii] The Company is party to an amended and restated affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under the terms of this agreement, affiliation fees payable to Magna are calculated as one percent of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years).

[iv] Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).

[v] Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: specialized legal, environmental, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services.

[vi] Other transactions

a)       On January 31, 2003, the Company completed a sale and leaseback transaction with MID, then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus which includes the corporate office building and the lead manufacturing facilities in each of the Company's Engine and Transmission Technologies groups (and reported in the Company's North American Automotive segment). This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, the Company entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.4 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to the Company on account of this project were refunded.

Effective August 29, 2003, all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this spin-off transaction, MID became directly controlled by the same entity that indirectly controls the Company, such that MID remains a related party to the Company.

b)       Effective January 1, 2003, the Company's Austrian subsidiary transferred certain assets and activities into an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in this entity and will participate in its ongoing activities to the extent of this equity ownership interest. For the nine months ended September 30, 2003, $0.2 million has been recorded in selling, general and administrative expenses as the Company's share of the year-to-date losses of this entity.

c)       During the comparative quarter a year ago, the Company purchased $0.1 million ($0.3 million year-to-date) of products and services from, and sold $0.1 million ($0.2 million year-to-date) of products and services to, a company controlled by the Vice Chairman and CEO of the Company (on normal commercial terms). At September 30, 2003, $nil (December 31, 2002- $0.5 million) was outstanding from this company.

6. Foreign Exchange

The Company continues to account for foreign exchange as detailed in the "Significant Accounting Policies" in the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders, except as described in Note 1 to these unaudited consolidated interim financial statements.

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
(U.S. dollars in thousands)

Foreign exchange gains	$ 598	$ 800	$ 1,310	$ 1,284

7. Comparative Figures

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Tesma International Inc. designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. We employ approximately 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and four focused tooling, design and R&D centres located within each of our Engine, Transmission and Fuel Technologies groups.

The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the three and nine-month periods ended September 30, 2003 and 2002 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the five-month period ended December 31, 2002 and management's discussion and analysis in our December 31, 2002 Report to Shareholders.

CHANGE IN REPORTING CURRENCY

Effective January 1, 2003, we implemented the previously announced change in our financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). This change enables our financial performance to be compared more readily to that of our peer group in the global automotive industry. This change in reporting currency has been implemented in accordance with Canadian generally accepted accounting principles (CDN GAAP) as described in Note 1 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

OVERVIEW

Our strategic objective is to be recognized as the world's pre-eminent powertrain systems supplier. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems places us at the forefront of industry trends towards modularization and outsourcing. Our reputation for product quality and reliability, our strong customer relationships and our world-class development and manufacturing capabilities help position us to achieve this objective.

We posted strong third quarter results, despite production declines at our two largest North American customers and the continued costs necessary to support the business we are launching. Our content per vehicle grew in both of our major markets as we continue to successfully launch more complex and value-added modules and systems. As discussed in the last quarter, we have successfully launched our first fully integrated engine front cover module for General Motors' (GM) High Feature V6 engine: a clear example of our strategy at work. In addition, we launched more business in North America and Europe (in particular the fuel filler pipe assembly for Ford's high volume C170 Focus) and commenced initial shipments on several new programs in South Korea. We continue to solidify future business growth with the awards of new business during the quarter from some of our traditional customers (new assemblies for GM and DaimlerChrysler), and non-traditional customers (including water pumps and oil pumps for PSA Peugeot and other assemblies for Landrover) in addition to the other awards we highlighted in previous quarters (the engine front cover module, water pump and oil pan, for GM's 3.9L engine used in their higher volume midsize car platforms and the selection of our Korean facility by Hyundai Motor Company to supply front cover modules for a new V6 engine program). Our future growth looks solid and we continue to pursue opportunities to improve the efficiency of our operations with the goal of increasing our long-term profitability.

Our financial position remains strong. Our well capitalized balance sheet with considerable cash resources keep us well-positioned to capitalize on new business opportunities and meet the growing trend towards outsourcing of complete powertrain modules and systems. We continue to examine various opportunities and potential acquisition targets and remain committed to ensuring each meet our strategic goals and provides long-term returns, which will create shareholder value.

As communicated earlier this year, we have undertaken several initiatives that will help us determine whether the long-term prospects for Eralmetall will meet our strategic and economic objectives. Although we had originally targeted to complete this review in the first half of 2003, certain initiatives, in particular those involving our customers and governments are still under negotiation. The successful conclusions of these negotiations is critical to our ultimate decision regarding the viability of these operations. We remain committed to making the best decision for all stakeholders and cannot proceed with any final decision until all negotiations have been completed.

DISCUSSION OF THE RESULTS

Foreign Currency Exchange Rates

As substantially all of our operations have functional currencies other than the U.S. dollar, our reported results in U.S. dollars can be affected by movements in the exchange rates of the Canadian dollar, euro, Swiss franc and Korean won, relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying currencies in our Canadian, European and Korean-based operations.

The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative periods were as follows:

	Q3 2003	Q3 2002	%r	YTD 2003	YTD 2002	%r
Canadian dollar	0.7245	0.6397	+13%	0.7012	0.6371	+10%
Euro	1.1244	0.9837	+14%	1.1121	0.9273	+20%
Korean won	0.000851	0.000839	+1%	0.000837	0.000798	+5%

The exchange rates in effect at the end of the current quarter, the end of the previous quarter and at our December 2002 year end were as follows:

Rates at the end of the period	Sept 2003	June 2003	Dec 2002
Canadian dollar	0.7382	0.7413	0.6376
Euro	1.1483	1.1431	1.0411
Korean won	0.000869	0.000837	0.000835

Vehicle Production Volumes

North American vehicle production volumes, as historically reported, included medium and heavy trucks. As communicated in early quarters, effective January 1, 2003, we changed our reporting basis to include light vehicles only. This change conforms our reporting with most of our industry peers. All comparative North American vehicle production and content per vehicle amounts have been restated to conform with this new presentation. On this basis, North American vehicle production volumes for the quarter decreased by 5% to approximately 3.7 million units from over 3.8 million units in the same period a year ago. For the first nine months of the year, overall North American vehicle production volumes were down 4% to 11.9 million units from 12.4 million a year ago. General Motors, our largest customer, experienced declines consistent with the overall trend in the quarter and nine months year-to-date.

Vehicle production in Europe increased by 2% in the quarter to over 3.6 million units, however some of our largest customers, including DaimlerChrysler, Fiat, and the Volkswagen Group (VW) experienced declines ranging from 1% to 5% during this period. For the first three quarters, European vehicle production was up 1% to 12.3 million units from 12.2 million in the same period a year ago.

Sales

Our consolidated sales in the quarter increased by 13% to $254.3 million from $224.6 million in the same period last year. Sales for the nine-month period totaled $800.5 million, an increase of 18% from $678.1 million for the first nine months of 2002. Of this increase, $27.7 million ($80.3 million year-to-date), or approximately 93% (66% year-to-date) of the overall growth, was primarily the result of higher translated sales on the strength of the Canadian dollar and euro relative to the U.S. dollar.

North American Operations

Our North American operations consist of 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,500 employees. These operations reported sales of $198.1 million for the quarter, up 15% from $173.0 million in the same period a year ago and reported sales of $623.0 million for the nine-month period, up 17% from $532.3 million in the first three quarters of the prior year. The stronger Canadian dollar accounted for approximately $21.1 million ($50.6 million for the nine-month period) or 84% (56% for the nine-month period) of this growth. The remaining increase in the quarter of $4.0 million ($40.1 million year-to-date), represents true native currency growth of 2% over the prior year (8% for the first nine months), and was fueled by our increased content per vehicle, which grew in the quarter and first nine months by 15% and 19%, to approximately $43 and $42, respectively (from $37 and $36 in each of the respective periods a year ago).

The significant improvement in our North American content per vehicle for both the third quarter and first nine months of the year reflects new program launches and higher volumes on production ramp-ups of other recently launched programs. These include a complex integrated front cover module for the GM High Feature V6 engine, balance shaft assemblies for GM's Line 4 and Line 5 engine programs, camshaft phasers and housings for GM's premium V8 engine, and fuel filler pipe assemblies launched for DaimlerChrysler's JR car and HB truck programs.

In addition, sales and content growth was fueled by higher volumes on various programs in each of our Technology groups as follows:

-         the complex oil pump assembly for Ford's 5R110 transmission used in the diesel engine application of Ford's heavier duty F-Series trucks;
-         the water pump assembly supplied to Honda for their Accord;
-         front covers with an integrated oil pump, oil pan, thermostat housing and crossover tube and other components for the GM L850 engine program used in GM's high volume compact vehicle platforms including the Chevrolet Cavalier, Pontiac Sunfire and Saturn Ion models;
-         continued strength in demand for the GM Gen III/IV engine program installed in light trucks, including full-size pickups and SUVs;
-         certain tensioner and alternator decoupler programs for Ford, GM, Honda and VW; and
-         higher volumes on the GM one/two accumulator cover and stator shaft programs produced for the GM 4L60E transmission.

Offsetting our sales and content growth was the 5% decline in the North American production volumes during the quarter (4% year-to-date) and continuing requirements for price givebacks to various OEM customers. North American sales represent 76% of our consolidated sales for the quarter and nine months year-to-date respectively, compared to 75% and 77% for the same periods, respectively, a year ago.

European Operations

Our 5 European operations, located in Germany and Austria, employ 1,100 employees. During the quarter, sales from our European operations increased by 17% to $54.8 million from $47.0 million a year ago with a stronger euro accounting for $6.5 million or approximately 83% of this sales growth. For the nine-month period, sales increased 34% to $174.5 million from $130.5 million a year ago with a stronger euro accounting for $28.8 million (approximately two-thirds) of the sales growth. The remaining $1.3 million increase in sales in the quarter ($15.2 million year-to-date) was fueled by growth in our European content per vehicle (presented in euros to exclude the impact of foreign exchange fluctuations) by 8% to 17 compared to 16 in the same quarter a year ago (up 11% year-to-date to 16 from 15).

The growth in sales for the quarter and nine months year-to-date was to a small degree driven by the 2% and 1% increases in production volumes during these periods, respectively, but more importantly reflects:

-         the launch of a fuel filler pipe assembly for Ford's high volume C1 (Focus) platform;
-         the continued ramp up in volumes for a stainless steel fuel tank assembly for the portion of VW's PQ34 program volumes assembled in Mexico and sold in California (where our solution meets stringent emissions standards which the existing tank does not);
-         volume increases on the steel fuel tank assembly programs for Volvo and Audi launched during the third quarter of the prior year;
-         higher sales of the rear-axle crossover component supplied to DaimlerChrysler; and
-         an increase in the supply of service parts.

European sales represented 21% of our consolidated sales in the quarter and 22% for the first nine months of fiscal 2003 compared to 21% and 19% for the same periods, respectively, a year ago.

Other Automotive Sales

Our 2 Asian manufacturing facilities in South Korea and small assembly facility in Brazil employ 200 people. Sales for the quarter were down by 25% to $6.9 million from $9.2 million a year ago and represented 3% of our consolidated sales for the period, down from 4% for the same period last year. The sales decrease is due primarily to lower shipments of Ford's FN oil pump; declining volumes on Ford's 1.9L engine oil and water pumps which are expected to balance out soon; and, lower exports to Japan (as certain older programs produced for Mazda balanced out) and Europe (where sales of products exported to GM and VW that were launched last year have weakened). In addition, the third quarter a year ago included higher tooling sales for upcoming launches for GM, Ford and Jaguar. Offsetting these decreases are launches of new programs, including a front cover and water pump for Renault-Nissan-Samsung's new SM3 engine program launched in the second quarter, a front cover and water pump exported to GM NAO for their Premium V8 engine used in certain Cadillac models, and initial volumes on several new programs for Jaguar, Daimler Chrysler, GM and others; which will launch late in 2003 or in 2004. Many of these new program launches involve long "lead-time" requirements for customers in the USA and Europe, and so although initial releases have been produced and shipped for some of these programs the sales (and related contribution margin) are deferred until customer receipt and in some instances, acceptance, in accordance with the specific terms of each customer contract. For the same reasons, sales for the first nine months decreased 20% to $20.1 million versus $25.2 million a year earlier and represented approximately 2% of our consolidated sales compared to approximately 4% for the same period last year.

Tooling and other sales for the quarter decreased by $0.3 million to $16.1 million compared to $16.4 million in the same period a year ago. Excluding foreign exchange increases, tooling sales in the quarter decreased by $1.9 million primarily in Europe, where significant tooling sales for the fuel tank assembly programs at our Austrian facility were recognized and in Asia, where amounts were billed to GM, Ford and Jaguar during the three month period last year. For the year, tooling and other sales decreased 6% to $38.0 million versus $40.5 million a year earlier.

Our systems-focused sales and marketing programs continue to broaden and expand our customer base, as we build on our reputation for providing highly-engineered and cost competitive solutions. This focus is translating into growth in the major automotive markets. In North America, our higher content, and the stronger Canadian dollar led to growth in our sales to North American customers of 13% to $169.0 million (66% of consolidated sales) for the quarter from $149.4 million (67% of consolidated sales) a year ago. For the first nine months, sales to our North American customers increased to $531.1 million (66% of consolidated sales) from $463.2 million (68% of consolidated sales). These increases were achieved despite three and nine month year-to-date production volume declines experienced in the North American market.

Sales to our European-based customers grew in the quarter by 13% to $75.3 million compared to $66.4 million in the same period a year ago (representing 30% of consolidated sales in both periods, respectively) and for the first nine months, grew by 27% to $238.5 million from $188.8 million in the comparable period last year (increasing to 30% of consolidated sales from 28% a year ago). This growth was driven by increased content due to recent fuel tank and filler pipe program launches, higher demand for service parts, increased exports to Europe from our North American operations and a significant strengthening of the euro relative to the U.S. dollar.

For the quarter, sales to Australasian customers increased by 37% to $7.5 million (3% of consolidated sales) compared to $5.5 million (2% of consolidated sales) a year ago due primarily to new launches for Korean domestic customers, increased exports of fuel products from Europe to Japan and China, offset partially by lower exports to Mazda in Japan. For the first nine months, sales to Australasian customers increased 30% to $21.2 million from $16.3 million for the same period last year, representing approximately 3% of consolidated sales (2% of consolidated sales a year ago). Sales to customers in the South American market decreased by 24% to $2.5 million (1% of consolidated sales) during the quarter due primarily to lower exports of tensioners from one of our European subsidiaries to VW in Brazil. For the first nine months, sales to this market were substantially unchanged from the prior year at $9.8 million (1% of consolidated sales in both years) as our limited production runs in, and North American exports to, this market offset the decrease in the third quarter.

Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 73% of our consolidated sales during the quarter and 75% for the nine months year-to-date (76% for the three and nine-month periods, respectively, a year ago). Our sales to the global operations of GM, our largest customer group, remained at 42% of our consolidated sales in the quarter and nine-months year-to-date, comparable to the same periods a year ago. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the quarter or first nine months of the current and prior comparative periods, modules and systems supplied for the GM Gen III and L850 engine programs account for approximately 16% of our consolidated sales in the quarter (19% year-to-date) compared to 17% for the same three and nine-month periods in the prior year.

Gross Margin

Gross margin percentage for the third quarter increased to 20.9% from 20.7% in the comparable period a year ago but for the first nine months of the year, decreased to 21.4% compared to 22.1% a year earlier.

Our third quarter, which includes the summer months and the regularly scheduled OEM production shutdowns, is typically a quarter where we experience lower gross margins. The slight improvement in our gross margin for the quarter versus the same period a year ago is largely due to a lower realized exchange rate on U.S. dollar denominated materials purchased at certain Canadian divisions and some efficiencies and improvements achieved at Eralmetall that partially reduced their operating losses. These positives were offset somewhat by the negative impact of the 5% decline in North American production volumes and the above-mentioned OEM shutdowns on production capacity utilization.

The decrease in margin for the first nine months of the year reflects:

-         the negative impact of the 4% decline in North American production volumes;
-         a continued shift in mix (as we execute our strategy) to much higher material content modules and systems in all of our Technology groups (including the launches of the GM High Feature V6 integrated engine front cover, camshaft phasers and housings for the GM Premium V8 engine, filler pipes in Europe for the Ford C1 program, and balance shaft assemblies, combined with volume increases on the Ford 5R110 transmission oil pump, various water management assemblies and the stainless steel fuel tank programs in Europe);
-         annual wage adjustments that continually increase our wage base on a year over year basis;
-         increased operating, development and engineering costs at certain North American divisions and at our Korean facilities, in the midst of, or preparing for program launches;
-         higher facility rental costs (with a corresponding reduction to depreciation) for certain manufacturing facilities sold to Magna International Developments Inc. (MID) in our first quarter and now leased back; and
-         continued pricing concessions demanded by our customers.

Offsetting some of the above negative impacts in the first nine months was improved labour efficiency on more highly-automated programs and improvements in capacity utilization and other production efficiencies achieved at certain facilities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter, as a percentage of sales, decreased to 6.4% from 6.8% for the same period a year ago. Absolute costs increased from $15.4 million to $16.2 million in large part due to the stronger Canadian dollar and euro (up 13% and 14%, respectively) relative to the U.S. dollar, which added approximately $2.0 million on translation and $0.4 million of costs associated with potential acquisition opportunities that did not materialize and were therefore expensed. These increases were partially offset by an increase in the provision for uncollectible amounts in the prior year. For the first nine months, selling, general and administrative costs were $48.7 million (6.1% of consolidated sales) compared to $43.9 million (6.5% of consolidated sales) in the prior year. The $4.8 million year-to-date increase resulted primarily from foreign exchange translation which contributed $5.2 million of additional translated amounts, $0.8 million incurred for potential acquisitions that did not materialize and higher sales, marketing and travel costs reflecting our growing global presence. These increases were partially offset by lower incentive based compensation levels, increased provisions for bad debts recorded in the prior year and lower specific charges paid to Magna (see below).

As discussed in previous quarters, commencing January 1, 2003, specific charges paid to Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna, have been reclassified primarily as part of selling, general and administrative costs (with prior year comparative figures restated on the same basis). These specific charges are negotiated annually and are based on the level of benefits or services provided to us by ServiceCo and include, but are not limited to: specialized legal, environmental, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, we paid $0.4 million to ServiceCo for specific charges, up $0.1 million from $0.3 million in the same period a year ago. For the nine-month period, we paid $1.3 million for specific charges compared to $1.7 million in the prior year. The amount paid in the prior year included approximately $0.8 million in reimbursements for additional costs billed by ServiceCo for services provided in calendar 2001.

Depreciation and Amortization

Depreciation and amortization charges for the quarter were $12.6 million compared to $10.0 million in the comparable period in the prior year, and for the first nine months, were $36.6 million compared to $29.3 million a year ago. The amount recorded in the quarter excluded approximately $0.8 million ($2.6 million year-to-date) of depreciation that would have been recorded in the normal course on the group of assets written down at Eralmetall in December 2002 as a result of an impairment review. The increase in depreciation charges was the result of our continuing investment in capital assets (over $64.5 million in the past twelve months) - primarily for facility upgrades and equipment for new programs, many of which were put into service for launches over the past twelve months. Similar to other lines in our income statement, foreign currency translation significantly affected reported amounts adding approximately 12%, or $3.5 million year-to-date, to depreciation and amortization charges. Partially offsetting these increases is reduced depreciation charges on the two manufacturing facilities and corporate office property that were transferred to MID as part of a sale-leaseback transaction in January 2003 (see Other Matters discussion).

Interest, net

Net interest for the quarter amounted to $0.1 million of interest income compared to $0.5 million in interest expense for the same period last year and for the first nine months, was $0.2 million of interest income compared to $1.8 million of interest expense. For both the three and nine-month periods, these improvements resulted primarily from our significantly higher levels of cash available for investment in short-term interest-bearing investments.

Affiliation and Social Fees

Affiliation and social fees paid to Magna increased to $2.8 million in the quarter from $2.6 million in the same period last year, and increased to $9.0 million for the nine-month period from $7.8 million in 2002, and were comprised of the following:

-         Under our amended and restated affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. In the quarter, we paid $2.5 million ($7.9 million for the first nine months) under the affiliation agreement, compared to $2.3 million ($6.8 million for the first nine months) in the third quarter a year ago, entirely as a result of our increased sales levels.
-         Under our social fee agreement with Magna that expires on December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of pretax profits as a contribution towards social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies. In the quarter, we paid $0.3 million in social fees, the same as the comparable quarter of 2002. For the first nine months, we paid $1.1 million compared to $1.0 million during the same period last year.

Income Before Income Taxes

Income before income taxes increased by 20% to $21.8 million for the quarter, from $18.2 million in the same period a year ago and by 15% to $77.5 million, from $67.1 million, for the first three quarters of this year compared to last year. For the quarter, this increase reflects the $6.8 million improvement in our gross margins and interest income, partially offset by higher selling, general and administrative costs, increased depreciation charges and higher affiliation and social fees.

Fueled by higher sales levels and the strengthening Canadian dollar, income before income taxes at our North American operations for the quarter increased by 17% to $21.6 million from $18.5 million in the third quarter last year and for the first nine months, increased 17% to $70.8 million from $60.4 million for the same period a year ago. Results for our European operations improved as income before income taxes increased to $2.0 million for the quarter compared to a loss of $0.4 million for the same period a year ago and similarly, for the first nine months, income before income taxes increased to $10.2 million from $5.3 million in the same period last year. These improvements reflect improved capacity utilization on increased sales at our Austrian subsidiary, the $0.8 million ($2.6 million year-to-date) in reduced depreciation charges at Eralmetall (as discussed earlier), $0.1 million ($1.7 million year-to-date) in translation increases due to a strengthening euro and a provision booked in the prior year for the expected costs to supply replacement parts to a customer at our cost. Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $1.8 million in the third quarter (compared to income of $0.1 million in the same period last year) as a result of declining sales levels combined with higher engineering, design and other upfront product development and support costs for future program launches. For the same reasons, in the first three quarters, income before income taxes decreased to a loss of $3.5 million compared to $1.3 million in income for the same period in the prior year.

Provision For Income Taxes

Our effective income tax rate for the quarter was 25.4%, higher than the 22.8% in the same period a year ago and for the first nine-months, was 30.5% compared to 31.1% a year ago.

In the current quarter, we recognized a $2.1 million benefit for income tax losses available for carryforward and other future tax deductible amounts (previously unrecognized) at one of our jointly-controlled entities. This initial recognition was necessary due to a record of profitability established subsequent to the launch of their major program combined with projected future operating results (based on existing contracts, at existing and future contracted prices and cost structures) that are projected to generate more than sufficient future taxable income to utilize these future tax deductible amounts.

The effective rate was also low in the third quarter a year ago, as $1.8 million in tax refunds were received by one of our German subsidiaries as the final stage of prior tax planning initiatives.

Net Income

Our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased by 16% to $16.3 million, compared to $14.1million in the same period a year ago, and for the first nine months, increased 16% to $53.8 million from $46.2 million a year ago. Excluding the impact of the strengthening of foreign currencies (primarily the Canadian dollar and the euro), net income would have increased by $0.6 million and $1.7 million (or 4% for both periods, respectively) during the quarter and first nine months, respectively, over the same periods a year ago.

Earnings per Share

For the quarter, both basic and diluted earnings per Class A Subordinate Voting Share or Class B Share increased by 14% to $0.50, respectively, from $0.44, respectively, in the same period last year. The tax recoveries discussed above added approximately $0.06 per share to both the current and prior year quarters, respectively.

For the nine-month period, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share increased to $1.66, respectively, from $1.53 and $1.51, respectively, for the same period in the prior year. These figures reflect increases in the average number of basic and diluted shares outstanding in the quarter to 32.3 million and 32.6 million, respectively, (from 31.7 million and 32.1 million, respectively, a year ago) due primarily to the public share offering of 2.85 million shares on July 18, 2002 and the exercise of stock options over the past twelve months. For the same reasons, on a year-to-date basis, basic and diluted shares increased to 32.3 million (up 7%) and 32.5 million (up 6%), respectively, (from 30.2 and 30.6, respectively, for the first nine months last year).

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Our cash balances at September 30, 2003, net of bank indebtedness, were $148.4 million compared to $136.9 million at the end of our second quarter and $89.0 million at December 31, 2002. The $11.5 million increase in net cashbalances in the quarter is due primarily to cash provided from operating activities, proceeds received from the disposal of capital and other assets, proceeds on the issuance of long-term debt, and proceeds from the issuance of Class A Subordinate Voting Shares on the exercise of stock options. These increases were offset by cash used for continuing investments in capital assets and to fund the payment of dividends and debt repayments. In addition, the slight weakening of the Canadian dollar, (the currency in which a majority of our net cash balances are held) since June 2003, caused the translated balance to decrease by $0.2 million.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, decreased by 11% from $34.3 million in the third quarter of last year to $30.4 million this year as higher net income was more than offset by to lower non-cash charges, primarily future tax provisions which were significantly higher in the prior year. For the first nine months, cash provided from operations was $99.1 million, up from $88.9 million (up 11%) in the same period last year.

Incremental investments in non-cash working capital in the quarter were $6.8 million ($31.0 million year-to-date), compared to $26.9 million ($24.7 million year-to-date) in the same period in the prior year. The higher investments in the third quarter a year ago resulted primarily due to significant increases in accounts receivable balances with GM as they implemented a change in the timing of their scheduled monthly remittance during this quarter. The higher incremental investments in working capital during the first nine months this year represent increased accounts receivable and inventory levels to support our sales growth only partially offset by higher levels of accounts payable and accruals.

As a result, cash provided from operating activities in the quarter increased to $23.6 million from $7.4 million and in the first nine months, was $68.1 million compared to $64.3 million over the same period last year.

Investing Activities

Cash spent on investing activities in the three and nine-month periods were $10.2 million and $16.7 million, respectively, compared to $10.4 million and $48.4 million, respectively, for the same periods in the prior year. The significant reduction in net spending so far this year is due primarily to proceeds of $25.0 million received on the sale and subsequent leaseback of our campus property to MID during our first quarter. Continued investments in capital assets were $10.7 million in the third quarter (compared to $11.8 million in the third quarter last year) and $43.9 million for the first nine months ($48.2 million for the same period a year ago). Our capital asset additions in the quarter relate primarily to machinery and equipment acquired to support program launches and increased sales activities.

Capital assets purchased for our North American operations accounted for 76% and 61% of the total capital spending in the third quarter and nine-month period year-to-date, respectively (compared to 69% and 71%, respectively, for the same periods last year), and our European operations accounted for 16% and 19%, respectively, of our consolidated capital spending for these periods, (down from 19% and 24% of our total spending, respectively, in the same periods last year when we increased spending to support new fuel tank program launches). Capital spending at our Asian and other operations accounted for 8% and 20% of our total third quarter and year-to-date spending, respectively (up from 12% and 5% of our spending in these periods last year) due primarily to a 60,000 square foot expansion at one of our Korean facilities and new machinery and equipment acquired to support upcoming program launches.

Our target is to maintain annual capital spending (net of disposals) under a threshold of 50% of earnings before interest, taxes, depreciation and amortization (EBITDA). In certain circumstances, we may exceed this limit as the trend to outsourcing and modularization in the powertrain area may create significant opportunities for the award of new business which may require significant capital investments on an expedited basis.

Financing Activities

Cash used for financing activities in the three and nine-month periods were $2.6 million and $11.5 million, respectively compared to $64.6 and $64.8 million provided by financing activities for the same periods last year. In the quarter, funds used to reduce bank indebtedness amounted to $1.1 million compared to $6.6 million provided through operating lines in the same period a year ago and for the first nine months, funds used to reduce indebtedness levels were $3.5 million compared to $13.2 million provided in the same period last year. The year-to-date reduction in indebtedness levels occurred primarily at our Austrian subsidiary where funds obtained from long-term debt facilities were used to pay down higher-interest bearing operating lines of credit. The additional amounts borrowed at this subsidiary were used to finance capital expenditures relating to fuel program launches.

Repayments of long-term debt totaled $1.2 million in the quarter ($1.8 million year-to-date) compared to $1.1 million ($2.7 million year-to-date) in the same period last year.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax-profits on a rolling three-year basis. During the quarter, dividends totaling $3.8 million (Cdn $0.16 per share) were paid out compared to $3.0 million ($0.16 per share) in the same period a year ago with the increase resulting from foreign exchange increases and an increase in the number of Class A Subordinate Voting Shares outstanding (since our public share offering completed last July). For the first nine months, dividends totaling $13.3 million were paid (consisting of $5.7 million on account of our five-month stub period ended December 31, 2002 and $7.6 million paid on account of the first six months of fiscal 2003) compared to $8.9 million paid in the first nine months of the prior year (on account of the first six months of fiscal 2002).

During the quarter, $0.2 million ($0.4 million year-to-date) was received on the issuance of Class A Subordinate Voting Shares due to the exercise of incentive stock options. In the third quarter a year ago, no stock options were exercised ($1.2 million was received on year-to-date exercises last year) however, in July 2002, we completed an offering of 2.85 million Class A Subordinate Voting Shares which raised net proceeds of approximately $62 million.

Financing Resources

At September 30, 2003 we had cash and cash equivalents on hand (net of bank indebtedness) of $148.4 million. In addition, we had unused and available credit facilities (excluding facilities available for foreign exchange purposes) approximating $68 million ($71 million as at the previous quarter). Only 6% of our long-term debt of $61.2 million becomes due and payable in the next 12 months, while approximately 90% does not mature until 2006 or later. Our total debt to total capitalization ratio at September 30, 2003 was approximately 10%, unchanged from December 31, 2002 and June 30, 2003.

Shareholders' Equity

Shareholders' equity increased to $508.7 million from $410.2 million at December 2002 and from $496.1 million at the prior quarter. The increase since last quarter is due primarily to an increase in earnings retained in the Company. The change since December however, has been much more substantial as, in addition to earnings retained in the Company, the currency translation adjustment account has increased significantly (see discussion below). As a result, our book value per Class A Subordinate Voting Share or Class B Share on a diluted basis increased by 2%, to $15.68 per share (Cdn $21.24), from $15.30 per share (Cdn $20.64) at our last quarter and by 24%, from $12.66 per share (Cdn $19.85), at our December 2002 year end.

The currency translation adjustment account represents the unrealized increase in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Korean and South American operating and/or reporting entities which collectively account for the majority of our total equity. As the period end rates for the Canadian dollar and euro remained consistent with those in effect at June 30, 2003, the currency translation adjustment account remained substantially unchanged during the quarter. However, the strengthening of both the Canadian dollar and the euro relative to the U.S. dollar since our December year end has resulted in a significant increase in the currency translation adjustment account during the year.

FOREIGN CURRENCY ACTIVITIES

In our operations, where possible, we negotiate sales contracts and purchase materials, equipment and labour generally in the functional currency of the region in which the operation is located. This allows foreign currency cash flows for the purchase of materials and capital equipment denominated in foreign currencies to be naturally hedged when contracts to deliver certain products are also denominated in those same foreign currencies.

In an effort to manage any remaining exposure, we employ hedging programs primarily through the use of foreign exchange forward contracts that extend through the expected duration of the underlying production programs. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We are exposed to credit risk from the potential default by counterparties on our foreign exchange forward contracts, but mitigate this risk by dealing with multiple counterparties who are considered to be high quality credits. Despite these measures, significant long-term movements in relative currency values could affect our operating results. Additionally, as discussed earlier, now that we are reporting in U.S. dollars, our future results could be positively or adversely affected by future movements of the U.S. dollar against the Canadian dollar, the euro, the Korean won or the Swiss franc which, in aggregate, comprise the majority of the currencies in which we transact business.

CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders.

OFF BALANCE SHEET FINANCING

The Company's off balance sheet financing arrangements include operating lease contracts, foreign-exchange forward contracts and a contract to purchase hydroelectricity supply.

A number of the Company's facilities are subject to operating leases with Magna or with third parties. In addition, the Company has third party operating lease commitments for various manufacturing or office related equipment. Refer to Note 19[b] of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders for information concerning the future payments expected under the Company's various operating leases.

As discussed above, the Company utilizes foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with CDN GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, the Company utilizes rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date. Refer to Note 14[a] of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders for information concerning the foreign-exchange forward contracts outstanding at December 31, 2002 and the unrecognized fair value adjustment at that date.

As detailed in Note 21[b] of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders, the Company entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, the Canadian divisions that are covered under the supply agreement.

OTHER MATTERS

Sale-Leaseback Transaction with Magna

As previously reported, on January 31, 2003, we completed a sale-leaseback transaction with MID, a wholly-owned subsidiary of Magna, for all land and buildings comprising our corporate campus which includes the corporate head office and the lead manufacturing facilities in each of our Engine and Transmission Technologies groups.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, we entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and will make lease payments of approximately $2.4 million per year, with approximately 75% pertaining to certain manufacturing facilities.

OUTLOOK

For the fourth quarter, we anticipate that production volumes in North America will be flat compared to the prior year at approximately 3.9 million units, while in Europe, we expect production will approximate 3.7 million units, down over 11% compared to the prior year. As a result, we expect 2003 full year production volumes will be 15.9 million units in North America and 16.0 million in Europe. Despite these forecasts, we expect to experience overall sales growth approximating 18% for our fiscal year ending December 31, 2003, based on our anticipated tooling and other automotive sales, our improving content per vehicle levels and the impact of foreign exchange at the current rates in effect.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We specifically note that the evaluation of the viability of the operations of our Eralmetall die-casting facility (completion of which is pending the final resolution of certain ongoing initiatives) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.